Exhibit 99.1

TSX-V: AVU FRANKFURT: 8AM

410 – 325 Howe Street, Vancouver, BC Canada V6C 1Z7	T: (604) 687-3520 F: (888) 889-4874

March 22, 2016	NR 03 - 2016

Avrupa Minerals to Produce Maiden Gold Resource Estimate for Slivovo, Kosovo

Avrupa Minerals Ltd. (AVU:TSXV) is pleased to announce that the Company has contracted Mr. Gary Giroux, of Vancouver, Canada to prepare an NI 43-101 compliant maiden resource estimate for the Slivovo gold JV Project in Kosovo.  The project is now operated by joint venture entity Peshter Mining JSC, in which Avrupa holds 25%.

Mr. Gary Giroux, M.Sc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., is acting as the Qualified Person, as defined in NI 43-101, for the Slivovo mineralization inventory estimate.  He has over 40 years of experience in all stages of mineral exploration, development, and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation, has practiced as a Geological Engineer since 1970, and has provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Company under NI 43-101.

The maiden resource estimate will be part of a larger NI 43-101 compliant document prepared by a team led by Mr. Richard Buerger, Principal Geologist for the Mining Plus consulting engineering firm, based in Melbourne, Australia.  Mr. Buerger is a Qualified Geologist (with Honours), and has over 18 years of broad experience in the resources industry, including exploration, resource definition and estimation, grade control, reconciliation, resource/reserve audits, cost modeling, staff development, and mentoring.  He is a member of AIG and AusIMM.

Mr. Paul Kuhn stated, “Avrupa’s partner at Slivovo is now the operator of the project and has decided to advance the project with a prefeasibility study.  The resource estimate is an important step forward in the overall exploration process at Slivovo.  We wanted to make sure it was produced in compliance with the NI 43-101 standard in Canada, so it has taken extra time for completion.  We are pleased to have both Mr. Gary Giroux working on the estimate and Mr. Richard Buerger working on the overall Slivovo Project document.”

Avrupa expects to receive the completed documentation in April, 2016.

Avrupa Minerals Ltd. is a growth-oriented junior exploration and development company focused on discovery, using a prospect generator model, of valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds nine exploration licenses in three European countries, including six in Portugal covering 3,821 km2, two in Kosovo covering 47 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures in Portugal and Kosovo, including:

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The Alvalade JV, with Colt Resources, covering one license in the Iberian Pyrite Belt of southern Portugal, for Cu-rich massive sulfide deposits;

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The Covas JV, with Blackheath Resources, covering one license in northern Portugal, for intrusion-related W deposits; and

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The Slivovo JV, with Byrnecut International, covering one license in central Kosovo, for gold related to carbonate sediment-hosted deposits in the Vardar Mineral Trend.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

For additional information, contact Avrupa Minerals Ltd. at 1-604-687-3520 or visit our website at www.avrupaminerals.com.

On behalf of the Board,

“Paul W. Kuhn”

Paul W. Kuhn, President & Director

This news release was prepared by Company management, who take full responsibility for its content.  Paul W. Kuhn, President and CEO of Avrupa Minerals, a Licensed Professional Geologist and a Registered Member of the Society of Mining Engineers, is a Qualified Person as defined by National Instrument 43-101 of the Canadian Securities Administrators.  He has reviewed the technical disclosure in this release.  Mr. Kuhn, the QP, has not only reviewed, but prepared and supervised the preparation or approval of the scientific and technical content in the news release.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.